ID Arizona Corp.
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19801
September 30, 2009
VIA EDGAR AND FAX
Mr. Larry Spirgel, Assistant Director
Mr. Scott Hodgdon, Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Registration Statement on Form S-4 (File No. 333-158336)
Dear Mr. Spirgel and Mr. Hodgdon:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), ID Arizona Corp. (the “Company”), requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 3:30 p.m. (Eastern time) on September 30, 2009, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ID Arizona Corp.
/s/ Robert N. Fried
Robert N. Fried
President and Chief Executive Officer